Exhibit 99.5

C E R T I F I C A T I O N  PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES–OXLEY ACT OF 2002

In connection with the Annual Report on Form 40-F of Theratechnologies Inc. (the “Company”) for the fiscal year ended November 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, John-Michel T. Huss, President and Chief Executive Officer of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2012

/s/ John-Michel T. Huss
Name: John-Michel T. Huss Title: President and Chief Executive Officer